Report of Independent Registered
Public Accounting Firm

 The Board of Trustees and Shareholders of
 Dreyfus Investment Funds:

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Investment Funds which is comprised of Dreyfus/Newton International Equity Fund,
Dreyfus/The Boston Company Small/Mid Cap
Growth Fund, Dreyfus Diversified Emerging
Markets Fund, Dreyfus Tax Sensitive Total Return
Bond Fund,  Dreyfus/The Boston Company Small
Cap Growth Fund and Dreyfus/The Boston
Company Small Cap Value Fund, ( collectively, the
Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September
30, 2015, and from April 30, 2015, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of September 30, 2015, and with respect to
agreement of security purchases and sales, for the
period from April 30, 2015 (the date of the Funds
last examination),  through September 30, 2015:
1.	Obtained The Bank of New York Mellons
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds securities to the
books and records of the Funds and the
Custodian;
4.	Confirmation of all repurchase agreement
with broker and agreement of underlying
collateral with the Custodian records;
5.	Agreement of pending purchase activity for
the Funds as of September 30, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Funds as of September 30, 2015 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of five security purchases and
five security sales or maturities, if occurred,
since our last examination of the Funds
books and records to corresponding bank
statements;
8.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC
1 Report) for the period October 1, 2014 to
September 30, 2015 and noted no relevant findings were reported in the areas of Asset
Custody and Control;
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September
30, 2015, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of Dreyfus Investment Funds., and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ KPMG LLP
New York, New York
June 30, 2016







June 30, 2016

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

We, as members of Dreyfus Investment Funds, comprised of, Dreyfus/Newton International Equity
Fund, Dreyfus/The Boston Company Small/Mid
Cap Growth Fund, Dreyfus Diversified Emerging
Markets Fund, Dreyfus Tax Sensitive Total Return
Bond Fund,  Dreyfus/The Boston Company Small
Cap Growth Fund and Dreyfus/The Boston
Company Small Cap Value Fund, (collectively the
Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, Custody of Investments by Registered
Management Investment Companies, of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of September 30, 2015 and from period from April 30, 2015, through September 30, 2015.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September
30, 2015, and from April 30, 2015 through
September 30, 2015, with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer



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